November 30, 2007
Kevin Woody
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Arbor Realty Trust, Inc.
Form 10-K for the year ended December 31, 2006
File No. 001-32136
Dear Mr. Woody:
Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated November 27, 2007 (the “Comment Letter”) regarding the Form 10-K of the Company for the year ended December 31, 2006 (the “Filing”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter. Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.
Form 10-K for the year ended December 31, 2006
Consolidated Income Statements, page 53
1.	Please revise your presentation to report stock-based compensation amounts within the same line or lines as cash compensation paid to the same employees. Reference is made to SAB Topic 14F.
Company Response:
Beginning with the December 31, 2007 Form 10-K, the Company will reclassify, for all periods presented, the portion of stock-based compensation related to employees, to the employee compensation and benefits line item presented on the Income Statement. The Company will disclose stock-based compensation related to non-employees as a separate line item titled “stock based compensation to non-employees” on the Income Statement.

Note 7 — Minority Interest, Page 79
2.	Please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.
Company Response:
The Company will add the following disclosure for all periods presented to Note 7 — Minority Interest in future filings beginning with the December 31, 2007 Form 10-K:
ACM’s minority interest in ARLP is represented by operating partnership units and is adjusted at the end of each reporting period to an amount equal to ACM’s ownership percentage of ARLP’s net equity. ACM owned approximately 16% (3,776,069 units) and 18% (3,776,069 units) of ARLP at December 31, 2007 and 2006, respectively. ACM may redeem each of these operating partnership units for cash or, at the Company’s election, each unit may be converted into the Company’s common stock on a one-for-one basis. If the units are redeemed for cash, the redemption price of each unit will equal the fair market value of one share of common stock, calculated as the average of the daily closing prices for the ten consecutive trading days immediately preceding the date of determination. ACM’s redemption rights are subject to certain provisions with respect to ownership limitations in order for the Company to maintain its REIT status.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing and further acknowledges that comments from the Staff or changes to disclosure in the Filing in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the Filing. The Company will not assert any comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (516) 832-7422.
Sincerely,
/s/ Paul Elenio
Paul Elenio
Chief Financial Officer